UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934



Amendment No.: 9*


Name of Issuer: Bally Total Fitness Holding Corporation


Title of Class of Securities: Common Stock


CUSIP Number: 05873K10-8


Date of Event Which Requires Filing of this Statement: 12/31/2004

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.: 05873K10-8

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Janus Capital Management LLC
    EIN #75-3019302

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    a.   ___
    b.   _X_

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

   5.    SOLE VOTING POWER
         0**

   6.    SHARED VOTING POWER
         -0-

   7.    SOLE DISPOSITIVE POWER
         0**

   8.    SHARED DISPOSITIVE POWER
         -0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES
    N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    0.0%**

12. TYPE OF REPORTING PERSON
    IA, HC
    ** See Item 4 of this filing


CUSIP No.:  05873K10-8

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Janus Special Equity Fund
    84-1521705

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    a.   ___
    b.   _X_

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

   5.    SOLE VOTING POWER
         0**

   6.    SHARED VOTING POWER
         -0-

   7.    SOLE DISPOSITIVE POWER
         0**

   8.    SHARED DISPOSITIVE POWER
         -0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES
    N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    0.0%**

12. TYPE OF REPORTING PERSON
    IV

**  See Item 4 of this filing



Item 1.
  (a). Name of Issuer: Bally Total Fitness Holding Corporation
("Bally Total Fitness")

  (b). Address of Issuer's Principal Executive Offices:

       8700 West Bryn Mawr Avenue
       Chicago, IL 60631

Item 2.
  (a).-(c).  Name, Principal Business Address, and Citizenship of
Persons
             Filing:

       (1)   Janus Capital Management LLC ("Janus Capital")
             151 Detroit Street
             Denver, Colorado  80206
             Citizenship:  Delaware

       (2)   Janus Special Equity Fund
             151 Detroit Street
             Denver, Colorado 80206
             Citizenship:  Massachusetts


  (d). Title of Class of Securities: Common Stock

  (e). CUSIP Number:  05873K10-8

Item 3.

This statement is filed pursuant to Rule 13d-1 (b) or 13d-2(b) and the person filing, Janus Capital, is an investment adviser in accordance with Section 240.13d-1(b)(ii)(E) as well as a parent holding company/control person in accordance with Section 240.13d-1(b)(ii)(G). See Item 4 for additional information.

Janus Special Equity Fund is an Investment Company registered under Section 8 of the Investment Company Act of 1940.

Item 4. Ownership

The information in items 1 and 5 through 11 on the cover page(s) on Schedule 13G is hereby incorporated by reference.

Janus Capital has an indirect 100% ownership stake in Bay Isle Financial LLC ("Bay Isle") and an indirect 77.5% ownership stake in Enhanced Investment Technologies LLC ("INTECH"). Due to the above ownership structure, holdings for Janus Capital, Bay Isle and INTECH are aggregated for purposes of this filing. Janus Capital, Bay Isle and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients.

Janus Special Equity Fund is an investment company registered under the Investment Company Act of 1940 and is one of the Managed Portfolios to which Janus Capital provides investment advice.

Item 5. Ownership of Five Percent or Less of a Class

This statement is being filed to report the fact that the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUS CAPITAL MANAGEMENT LLC

By  /s/  Heidi J. Walter                       2/14/2005
  Heidi J. Walter,                                Date
    Vice President & Assistant General Counsel

JANUS SPECIAL EQUITY FUND

By  /s/  Heidi J. Walter                       2/14/2005
  Heidi J. Walter,                                Date
    Vice President & Assistant General Counsel



EXHIBIT A
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Bally Total Fitness Holding Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 14th day of February, 2005.

            JANUS CAPITAL MANAGEMENT LLC

            By  /s/  Heidi J. Walter
               Heidi J. Walter, Vice President & Assistant General
Counsel

            JANUS SPECIAL EQUITY FUND

            By  /s/  Heidi J. Walter
               Heidi J. Walter, Vice President & Assistant General
Counsel